1650 TYSONS BOULEVARD SUITE 300 MCLEAN, VIRGINIA 22102 TELEPHONE: 703.760.7700 FACSIMILE: 703.760.7777 WWW.MOFO.COM	morrison & foerster llp
new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.
denver, northern virginia,
orange county, sacramento,
walnut creek, century city
tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels
February 28, 2007
Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, DC 20549

Re:	Sourcefire, Inc.
Registration Statement on Form S-1 filed October 25, 2006, as amended on
December 12, 2006, December 22, 2006, January 19, 2007, February 14, 2007 and
February 23, 2007
File No. 333-138199
Dear Ms. Jacobs:
     We enclose herewith, on behalf of Sourcefire, Inc. (the “Company”), clean and marked copies of Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1, together with responses to the comments raised by the Staff in its comment letter dated February 27, 2007. Amendment No. 6 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 6.
Amendment No. 5 to Registration Statement on Form S-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Accounting for Stock-Based Compensation, page 37
1.	The staff respectfully reminds the company to provide the disclosures required by paragraph 180 of the AICPA “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” now that the offering price range has been determined.

The Company has revised the disclosure on page 42 of Amendment No. 6 in response to the Staff’s request.

Barbara C. Jacobs
Securities and Exchange Commission
February 28, 2007

2.	Please submit a revision to Exhibit E previously provided to the staff in your letter dated December 12, 2006 reflecting the 1:1.624 reverse stock split effective February 22, 2007. We may have further comment upon review of the revised exhibit.

The Company has attached as Exhibit A to this letter an updated version of Exhibit E to the Company’s letter dated December 12, 2006, reflecting the 1:1.624 reverse stock split effective February 22, 2007.

Principal and Selling Stockholders, page 97

3.	Please note comment 41 of our letter dated November 22, 2006. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Please see Interpretation 1.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

The Company has revised the disclosure on pages 98 and 99 of Amendment No. 6 in response to the Staff’s request.
**********************************************
     We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 703-760-7700.

Sincerely,

/s/ Jacob D. Bernstein

Jacob D. Bernstein, Esq.

cc:	E. Wayne Jackson, III Joseph M. Boyle, Esq. Thomas J. Knox, Esq. Jeffrey S. Marcus, Esq.

Exhibit A

EXHIBIT E
Updated to 12/31/06 (on February 23, 2007)

				Number of		Fair Value of
				Options or Equity	Exercise or	the Underlying
Grant or		Description or Name of	Reason for Grant or	Instruments	Conversion	Shares of	Deferred	Comp Expense 12	Remaining	Comp Expense	Comp Expense	Comp Expense	Comp Expense	Authoritative
Issuance Date	Type of Security	Option or Equity Holder	Issuance	Granted or Issued	Price	Common Stock	Compensation	mos - 2006	Expense	2007	2008	2009	2010	Guidance	Legend

10/27/05	Non-qualified Stock Option	Employees	Performance Grant	6,157	$8.36	$8.36	$—	$—		$—	$—	$—	$—	APB 25	A
01/26/06	Non-qualified Stock Option	Employees	Employment Grant	171,489	$8.36	$8.36	$751,259	$207,746	$543,513	$207,652	$176,388	$149,826	$9,647	FAS123R	A
04/27/06	Non-qualified Stock Option	Employees	Employment Grant	453,178	$5.26	$5.26	$902,792	$335,256	$567,536	$255,983	$217,387	$104,072	$(9,906)	FAS123R	B
10/19/06	Non-qualified Stock Option	Employees	Perf/Empt Grant	399,603	$9.48	$9.48	$1,922,373	$143,437	$1,778,936	$626,014	$495,388	$420,714	$236,820	FAS123R	F
11/15/06	Non-qualified Stock Option	Employees	Employment Grant	56,955	$10.41	$10.41	$298,134	$12,814	$285,320	$95,849	$78,417	$66,617	$44,437	FAS123R	F
12/14/06	Non-qualified Stock Option	Employees	Employment Grant	38,484	$11.34	$11.34	$216,492	$3,248	$213,244	$65,638	$58,441	$49,656	$39,509	FAS123R	F

							$4,091,050	$702,501	$3,388,549	$1,251,136	$1,026,021	$790,885	$320,507

05/24/06	Series D Redeemable Preferred Stock	Investors	Equity Raise	2,979,804	$7.0456	$3.24	$—	$—		$—	$—	$—	$—		C
06/30/06	Series D Redeemable Preferred Stock	Investors	Equity Raise	284,645	$7.0456	$3.24	$—	$—		$—	$—	$—	$—		C
07/28/06	Restricted Common Stock	Board of Directors	Board Service	15,394	$0.001	$7.63	$117,500	$48,958	$68,542	$68,542	$—	$—	$—	FAS123R	D
08/23/06	Restricted Common Stock	Board of Directors	Board Service	12,315	$0.001	$7.63	$94,000	$31,333	$62,667	$62,667	$—	$—	$—	FAS123R	E

				4,418,024			$4,302,550	$782,792	$3,519,758	$1,382,345	$1,026,021	$790,885	$320,507

LEGEND	DESCRIPTION

A	Fair Value as determined by the Board of Directors, using the distribution dictated by the Merger Agreement with Check Point Software Technologies, Ltd.
B
March 31, 2006 valuation performed by independent third-party valuation specialist, and includes 165,332 shares originally priced at $8.36 that were cancelled and reissued at $5.26, resulting in incremental compensation expense of $62,000 that is being recognized over the remaining vesting term

C	Valuation determined by 3rd party accredited investor who had not previously invested in the Company
D	July 2006 fair value performed by management, with a perspective of unrelated third-party valuation specialist
E	August 25, 2006 valuation performed by unrelated third-party valuation specialist
F
Valuations performed by management, updating the August 25th data from the independent 3rd party valuation specialist for actual Q3 results and adjusting the weighting of M&A v. IPO scenario for the Market Approach